CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, British Columbia

V6C 1E1

Tel. No. (604) 685-9700

NOTICE OF ANNUAL GENERAL MEETING OF MEMBERS

TO THE MEMBERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of CANARC RESOURCE CORP. (the "Company") will be held at the Company’s offices, Suite 800-850 West Hastings Street, Vancouver, B.C. V6C 1E1, on Thursday, June 29, 2006 at 10:00 a.m. (local time) to transact the usual business of an Annual General Meeting and for the following purposes:

1.

To receive the Report of the Directors to the Members.

2.

To receive and consider the financial statements of the Company and its subsidiaries for the fiscal period ended December 31, 2005, including the accompanying notes and the auditor’s report, and the annual Management Discussion and Analysis.

3.

To elect directors to hold office until the close of the next Annual General Meeting.

4.

To appoint an auditor for the Company to hold office until the close of the next Annual General Meeting.

5.

To authorize the directors to fix the remuneration to be paid to the auditor of the Company.

6.

To consider, and if thought fit, approve amendments to the Company’s Stock Option Plan as disclosed in the accompanying Information Circular, subject to regulatory approval.

7.

To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

The accompanying Information Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this Notice.  Copies of any documents to be considered, approved, ratified and adopted or authorized at the Meeting will be available for inspection at the registered and records office of the Company at 1040-999 West Hastings Street, Vancouver, B.C. V6C 2W2, during normal business hours up to June 29, 2006 being the date of the Meeting, and at the Meeting.

The directors of the Company fixed the close of business on May 25, 2006 as the record date for determining holders of common shares who are entitled to vote at the Meeting.

A member entitled to attend and vote at the Meeting is entitled to appoint a proxy to attend and vote in his stead.  If you are unable to attend the Meeting in person, please complete, sign and date the enclosed Form of Proxy and return the same in the enclosed return envelope provided for that purpose within the time and to the location in accordance with the instructions set out in the Form of Proxy and Information Circular accompanying this Notice.

Please advise the Company of any change in your address.

DATED at Vancouver, B.C. this 25th day of May, 2006.

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

"Bradford J. Cooke"

Bradford J. Cooke, Chairman

PROXY

Type of Meeting:

Annual General Meeting

Name of Company:

Canarc Resource Corp. (the "Company")

Meeting Date:

June 29, 2006

Meeting Time:

10:00 a.m. (Vancouver time)

Meeting Location:

800- 850 West Hastings Street, Vancouver, B.C. V6C 1E1

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE COMPANY

The undersigned member of the Company hereby appoints, Bradford J. Cooke, a director of the Company, or failing this person, Stewart L. Lockwood, an officer of the Company (the “Management Appointees”), or in the place of the Management Appointees, ____________________________________ (please print name) as proxyholder for and on behalf of the member with power of substitution to attend and vote for and on behalf of the member in respect of all matters that may properly come before the meeting of the members of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned member were present at the said meeting or any adjournment thereof.

The proxyholder is hereby directed by the undersigned as specified herein.

The undersigned hereby revokes any proxy previously given to attend and vote at the meeting.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

		For	Against	Withhold
1.	Appointment of auditor		N/A
2.	Remuneration to be paid to the auditor			N/A
3.	Amendments to incentive stock option plan			N/A
4.	For election as a director
	Bradford J. Cooke		N/A
	Chris Theodoropoulos		N/A
	Derek Bullock		N/A
	Leonard Harris		N/A
	William Price		N/A

The undersigned member hereby revokes any proxy previously given to attend and vote at the Meeting.

Executed on the ........ day of ..............................., 200.....
Signature of member: ..................................................................................................
Name of member: ........................................................................................................ (please print clearly)

(Continued on reverse)

NOTES:

1.

A proxy, to be valid, must be dated and signed by the member or by his attorney authorized in writing or, where the member is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation.  If the proxy is executed by an attorney for an individual member or by an officer, attorney or representative of a corporate member, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, or such other documentation in support thereof as may be accepted by the Chairman of the Meeting, must accompany the proxy instrument.  If the proxy form is not dated by the member, it shall be deemed to be dated the date of receipt by the Company or Computershare Trust Company of Canada.

2.

A proxy to be effective must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue 9th Floor, Toronto, Ontario M5J 2Y1, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

3.

If the member will not attend the Meeting but wishes to vote on the resolutions, the member may do either of the following:

(a)

sign, date and return the proxy form.  Where no choice is specified by a member on the proxy form, the Management Appointee will vote the securities as if the member had specified an affirmative vote; or

(b)

appoint a person (who need not be a member of the Company) other than the Management Appointees by crossing off the names of the Management Appointees, inserting the appointed proxyholder’s name in the space provided, then signing, dating and returning the proxy form.  Where no choice is specified by a member on a proxy form, the proxy form confers discretionary authority upon the member’s appointed proxyholder.

4.

If the member will attend the Meeting and wishes to vote on the resolutions in person, the member may do either of the following:

(a)

if the member is registered on the register of Members, record his attendance with the Company’s scrutineers at the Meeting; or

(b)

if the member’s securities are registered under the name of a financial institution, cross off the names of the Management Appointees, insert the member’s own name in the space provided, indicate a voting choice or not, as desired, and then sign, date and return the proxy form to the financial institution or its agent.

5.

This proxy confers discretionary authority with respect to amendments or variations of the matters identified in the Notice of Meeting and with respect to other matters which might properly come before the meeting.

VOTING INSTRUCTIONS:

1.

The shares represented by this proxy may be voted “for” or “against” all resolutions, other than the election of directors and appointment of the auditor, above by marking "X" in the box provided for that purpose.

2.

By marking an "X" in the box in the left-hand column, a member can specify that the shares represented by this proxy are to be voted for the election of a nominee as a director and for KPMG LLP as auditor.  By marking an "X" in the box on the right-hand column a member can specify that the shares represented by this proxy are not to be voted for that nominee as a director or for the appointment of KPMG LLP as auditor, as the case may be. Where, for any reason, the instructions of the undersigned are uncertain as they relate to the election of directors, the shares represented by this proxy will not be voted for any director.

CANARC RESOURCE CORP.

800-850 West Hastings Street

Vancouver, B.C.

V6C 1E1

MANAGEMENT INFORMATION CIRCULAR

As at May 25, 2006

unless otherwise noted

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of CANARC RESOURCE CORP. (the "Company"), at the time and place and for the purposes set forth in the Notice of Meeting.

It is expected that the solicitation will be primarily by mail.  Proxies may also be solicited personally or by telephone by directors, officers or employees of the Company at a nominal cost.  The cost of this solicitation will be borne by the Company.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying Form of Proxy are nominees of the Company's management.  A shareholder desiring to appoint some other person (who need not be a shareholder) to represent him at the Annual and Extraordinary General Meeting (the “Meeting”) may do so either by:

(a)

STRIKING OUT THE PRINTED NAMES AND INSERTING THE DESIRED PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE FORM OF PROXY; OR

(b)

BY COMPLETING ANOTHER PROPER FORM OF PROXY.

The completed proxy must be deposited at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, Toronto, Ontario M5J 2Y1 not less than 48 hours (excluding Saturdays, Sundays and statutory holidays) before the time fixed for the Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing by the shareholder or by his attorney in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, and delivered to the office of Computershare Trust Company, Proxy Department, or to the registered office of the Company, #1040 - 999 West Hastings Street, Vancouver, B.C. V6C 2W2, at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting or any adjournment thereof, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING OF PROXIES

If the instructions as to voting indicated in the proxy are certain, the shares represented by the proxy will be voted on any poll and where a choice with respect to any matter to be acted upon has been specified in the proxy, the shares will be voted on any poll in accordance with the specifications so made.  IF A CHOICE IS NOT SO SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE ACCOMPANYING FORM OF PROXY WILL VOTE THE SHARES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED ON THE FORM OF PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITOR.

The form of proxy accompanying this Information Circular confers discretionary authority upon the named proxyholder with respect to amendments or variations to the matters identified in the accompanying Notice of Meeting and with respect to any other matters, which may properly come before the Meeting.  As of the date of this Information Circular, the management of the Company knows of no such amendment or variation or matters to come before the Meeting other than those referred to in the accompanying Notice of Meeting.

NON-REGISTERED HOLDERS

Only Registered Shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their own names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares.  More particularly, a person is not a Registered Shareholder in respect of Shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either: (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees of administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)), of which the Intermediary is a participant.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as “NOBOs”.  Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as “OBOs”.

In accordance with the requirements of National Policy 54-101, Communication with Beneficial Owners of Securities of a Reporting Issuer, of the Canadian Securities Administrators, the Company has elected to send the notice of meeting, this information circular and proxy (collectively the “Meeting Materials”) directly to the NOBOs, and indirectly through Intermediaries to the OBOs.

The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

NOTICE TO BENEFICIAL HOLDERS OF COMMON SHARES

Applicable regulatory policy requires intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings.  Every intermediary/broker has its own mailing procedures, and provides its own return instructions, which should be carefully followed by Beneficial Shareholders in order to ensure that their Shares are voted at the Meeting.  Often, the form of proxy supplied to a Beneficial Shareholder by a broker is identical to the form of proxy provided to Registered Shareholders.  However, its purpose is limited to instructing the broker/nominee how to vote on behalf of the Beneficial Shareholder.  Most brokers delegate responsibility for obtaining instructions from clients to ADP Investor Communications (“ADP”).  ADP typically provides Beneficial Shareholders with their own form of proxy, and asks Beneficial Shareholders to return the proxy forms to ADP or to vote their Shares by telephone.  A Beneficial Shareholder receiving such a proxy from ADP cannot use that proxy to vote his or her shares directly at the Meeting.  Accordingly, it is strongly recommended that Beneficial Shareholders return their completed proxies, or record their votes by telephone with ADP, well in advance of the Meeting.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as disclosed elsewhere herein, none of the following persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors:

(a)

any director or executive officer of the Company at any time since the commencement of the Company's last completed financial year;

(b)

any proposed nominee for election as a director of the Company; and

(c)

any associate or affiliate of any of the foregoing persons.

FINANCIAL STATEMENTS, DIRECTORS REPORT, management’s discussion and analysis & ADDITIONAL INFORMATION

APPOINTMENT AND REMUNERATION OF AUDITOR

The management of the Company will recommend to the Meeting to appoint KPMG LLP, Chartered Accountants, of 9th floor, 777 Dunsmuir Street, P.O. Box 10426, Pacific Centre, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company to hold office until the close of the next Annual General Meeting of shareholders.  It is proposed that the remuneration to be paid to the auditor be fixed by the directors.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue unlimited common shares without par value (the "Common Shares").  63,470,476 Common Shares are issued and outstanding.

Only the holders of Common Shares are entitled to vote at the Meeting and the holders of Common Shares are entitled to one vote for each Common Share held.  The directors of the Company fixed May 25, 2006 as the record date for the determination of the shareholders entitled to vote at the Annual General Meeting.

To the knowledge of the directors and senior officers of the Company, there are no persons beneficially owning, directly or indirectly, or exercising control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of Directors presently consists of five directors and it is intended to elect five directors for the ensuing year. The term of office of each of the present directors expires at the Meeting.

The persons named in the following table are proposed by management for election as directors of the Company.  Each director elected will hold office until the next Annual General Meeting or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the Articles of the Company or he becomes disqualified to act as a director.  In the absence of instructions to the contrary, the enclosed Proxy will be voted for the nominees listed herein.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR.  THE COMPANY HAS NOT RECEIVED NOTICE OF, AND MANAGEMENT IS NOT AWARE OF ANY PROPOSED NOMINEE IN ADDITION TO, THE NAMED NOMINEES.

The following information concerning the respective nominees has been furnished by each of them:

Name, Province/State and Country of Ordinary Residence	Present principal occupation, business or employment and, if not elected a director by vote of security holder, principal occupation, business or employment during the past five years(2)	Term of service as a director of the Company and Proposed Expiry Date(1) and First and Last Position in the Company	Approx. no. of voting securities beneficially owned, directly or indirectly or over which direction or control is exercised(3)
Bradford J. Cooke British Columbia, Canada	Chairman and Chief Executive Officer of Canarc Resource Corp.	President, CEO and Director from Jan. 22, 1987 to Jan. 1, 2006; Chairman, CEO and Director since Jan. 1, 2006	580,480
Chris Theodoropoulos(4) British Columbia, Canada	Associate Counsel, Getz Prince Wells LLP	Director since March 12, 1996	Nil
Derek Bullock Ontario, Canada	President, Delitova Corporation	Director since March 12, 1996	5
Leonard Harris(4) Colorado, U.S.A.	Retired	Director since June 5, 2001	200,000
William Price(4) California, U.S.A. Proposed Nominee	Retired; Chairman of William L. Price Charitable Foundation; Formerly Chairman, CEO and Chief Investment Officer of RCM Capital Management LLC (formerly Dresdner RCM Global Investors LLC); Formerly Global Equity Chief Investment Officer of Allianz Global Investors AG	Director since May 31, 2005	5,556,000

(1)

The term of office of the directors will expire at the Company’s next Annual General Meeting.

(2)

Unless otherwise stated above, each of the above-named nominees has held the principal occupation or employment indicated for at least five years.

(3)

Securities beneficially owned by directors is based on information furnished to the Company by the nominees.

(4)

Member of Audit Committee.

STATEMENT OF EXECUTIVE COMPENSATION

Reference is made to Schedule "A" attached hereto and forming a part hereof.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

 EQUITY COMPENSATION PLANS

The only equity compensation plan which the Company currently has in place is the Company’s Incentive Stock Option Plan (the “Plan”) which was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000 and May 2005.  The Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Plan is administered by a committee of the board of directors of the Company.  The Plan provides that options will be issued to directors, officers, employees and consultants of the Company or a subsidiary of the Company.  The Plan provides that the number of common shares issuable under the Plan, together with all of the Company’s other previously established or proposed share compensation arrangements, may not exceed 11,696,450 Common Shares.

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2005.

Equity Compensation Plan Information

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,984,000	$0.50	4,712,450
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	6,984,000	$$0.50	4,712,450

INCENTIVE STOCK OPTION PLAN - AMENDMENT

(a)

Summary of General Requirements

An Incentive Stock Option Plan (the “Plan”) was created by the Company in June 1993 and revised in October 1994, May 1996, May 1998, June 2000 and May 2006.  Management of the Company now wishes to revise the plan, as set out below, in order for the Plan to continue to be fully compliant with all the current policy provisions of the TSX Toronto Stock Exchange (the “TSE”).  If the Plan is approved, current options issued under the existing incentive stock option plan shall remain valid and be included in the total number of common shares issuable under the proposed new Plan.

The objective of the Plan is to provide for and encourage ownership of common shares of the Company by its directors, officers, key employees, and consultants and those of any subsidiary companies so that such persons may increase their stake in the Company and benefit from increases in the value of the common shares.  The Plan is designed to be competitive with the benefit programs of other companies in the natural resource industry.  It is the view of management that the Plan is a significant incentive for the directors, officers, key employees, and consultants to continue and to increase their efforts in promoting the Company's operations to the mutual benefit of both the Company and such individuals.

As at April 30, 2006, incentive stock options to purchase up to a total of 6,509,000 common shares are outstanding (10.26% of the Company’s current issued and outstanding share capital).

Management intends to seek shareholder approval to modify the old plan and replace it with the new Plan, a full copy of which is attached hereto as Schedule “B”.  Some of the more material attributes of the new Plan are as follows:

•

The Plan complies with the rules set forth for such plans by TSE and provides for the issuance of Options to directors, executive officers employees, and consultants of the Company and its subsidiaries to purchase common shares of the Company.  The Options are issued at the discretion of a committee made up of the Board of Directors (the “Committee”);

•

The number of shares available for option under the proposed new plan will remain the same as under the old plan at 11,696,450 shares;

•

The number of shares reserved for issuance pursuant to Options granted to insiders under the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received); ;

•

The issuance to insiders, within any 12 month period, of Common Shares pursuant to the Plan may not exceed 10% of the number of Common Shares outstanding at the time of the grant (unless disinterested shareholder approval has been received);

•

In no event shall the aggregate number of shares reserved for issuance pursuant to Options granted to any one Optionee exceed 5% of the Outstanding Issued (unless disinterested shareholder approval has been received);

•

The price per share at which shares may be purchased upon the exercise of an Option will not be lower than the last recorded sale of a board lot of shares on the TSE during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the hi/low average trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted;

•

The Company presently does not have a share purchase plan, however, under the Plan, an Optionee may, as has been previously determined by the Board on a case by case basis, have the right (the “Right”) when entitled to exercise an Option, to terminate such Option in whole or in part by notice in writing to the Company and in lieu of receiving Common Shares pursuant to the exercise of the Option, shall receive instead and at no cost to the participant that number of Common Shares, disregarding fractions, which, when multiplied by the Market Price on the day immediately prior to the exercise of the Right, have a total value equal to the product of that number of Common Shares subject to the Option times the difference between the Market Price on the day immediately prior to the exercise of the Right and the Option exercise price;

•

Options granted may have a vesting period as required by the Board on a case by case basis;

•

Options may be exercisable during a period not exceeding ten years, or such lesser period as may be determined by the Board;

•

An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and TSE policies.  Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan.  A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries;

•

An Option may not be assigned or transferred.  During the lifetime of an Optionee, the Option may be exercised only by the Optionee;

•

In the event of the death of an Optionee, Options held by such Optionee may be exercised until the earlier of 60 days of the grant of probate or similar documents and one year from the date of death, after which the Options terminate;

•

The Plan requires shareholder approval for any amendment to increase the fixed number of shares issuable under the Plan;

•

Disinterested shareholder approval shall be required for the reduction in the exercise price per share of Options previously granted to Insiders;

•

Pursuant to the Plan, Options shall be granted pursuant to an Option agreement in a form that complies with the rules and policies of the TSE, which provides, in addition to other matters, that all Options granted shall be non-assignable and no financial assistance will be provided with respect to the exercise of Options; and

•

The Board may alter, suspend or discontinue the Plan as it deems appropriate, subject to obtaining shareholder approval to any increase in the aggregate number of shares subject to option under the Plan or a price reduction of an Option held by insiders.

In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of a resolution to replace the current Incentive Stock Option Plan with the Plan attached hereto as Schedule “B”.

(b)

Granting of Options

During the most recently completed financial year (January 1, 2005 to December 31, 2005) (the "Financial Period"), the Company granted the following incentive stock options to its directors and other insiders:

Name of Optionee	Date of Grant	No. of Shares	Consider-ation received for Options	Exercise Price Per Share	Expiry Date
Bradford Cooke	June 30/05	300,000	Nominal	$0.35	June 30/10
Chris Theodoropoulos	June 30/05	200,000	Nominal	$0.35	June 30/10
Derek Bullock	June 30/05	200,000	Nominal	$0.35	June 30/10
Leonard Harris	June 30/05	200,000	Nominal	$0.35	June 30/10
William Price	June 30/05	200,000	Nominal	$0.35	June 30/10
Philip Yee	June 30/05	150,000	Nominal	$0.35	June 30/10
James Moors	June 30/05	150,000	Nominal	$0.35	June 30/10
Stewart Lockwood	June 30/05	100,000	Nominal	$0.35	June 30/10
John McClintock(1)	Dec. 5/05	250,000	Nominal	$0.40	Dec. 5/10

(1) Granted to John McClintock as part of his employment package with respect to his employment as President of the Company pursuant to an Employment and Management Agreement dated for reference January 6, 2006.

Reference is made to the section captioned "Election of Directors" for further details with respect to the present positions of the aforesaid persons and number of shares held in the Company.

(c)

Exercise of Options

The following are particulars of incentive stock options exercised (or cancelled in lieu of share appreciation rights (SAR shares)) by the directors and other insiders of the Company during the Financial Period, based on information furnished to the Company by the nominees:

No. of Options	Exercise Price Per Share	Date of Exercise	Closing Price(1) per Share on Exercise Date	Aggregate Net Value (2)
200,000	$0.17	January 14, 2005	$0.57	$80,000

(1)

Aggregate net value represents the market value at exercise, (based on the Closing Price) less the exercise price at the date of exercise.

(d)

Summary of Number of Securities under Option

In summary:

(i)

incentive stock options to purchase a total of 2,375,000 common shares without par value were granted during the Financial Period, of which options to purchase up to a total of 1,750,000 common shares were granted to insiders.

(ii)

As at April 30, 2006, incentive stock options to purchase up to a total of 6,509,000 common shares are outstanding (10.26% of the Company’s current issued and outstanding share capital), of which options to purchase up to a total of 5,999,000 shares pertain to insiders (9.45% of the Company’s current issued and outstanding share capital); and

(iii)

As at April 30, 2006, the Closing Reserve Balance of the Plan was incentive stock options to purchase up to a total of 4,712,450 common shares are outstanding (7.4% of the Company’s current issued and outstanding share capital).

(e)

Ordinary Resolution to Amend the Company’s Stock Option Plan

Management of the Company believes that the Company’s Stock Option Plan (the “Plan”) is a critical component of the Company’s executive compensation arrangements and an incentive to employees.  In order to ensure full compliance with the current policies of the TSX Toronto Stock Exchange, it is desirable to obtain shareholder approval to adopt as its Plan, the amended plan attached hereto as Schedule “B”.

At the Meeting, shareholders will be asked to approve the adoption of the Plan.  In order to be approved, this ordinary resolution must be passed by a majority of votes cast at the Meeting and must receive regulatory approval.

In the absence of instructions to the contrary, the management nominees named in the enclosed proxy intend to vote in favour of a resolution to increase the maximum aggregate number of Common Shares which may be issued upon the exercise of stock options granted under the Plan and in favour of a resolution to replace the current Incentive Stock Option Plan with the Plan attached hereto as Schedule “B”.

INDEBTEDNESS TO COMPANY OF DIRECTORS AND EXECUTIVE OFFICERS

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Since the commencement of the Company's last completed financial year, other than as disclosed elsewhere herein, no informed person of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director has any material interest, direct or indirect, in any transaction or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries.   The term “informed person” as defined in National Instrument 51-102, Continuous Disclosure Obligations, means:

(a)

a director or executive officer of a reporting issuer;

(b)

a director or executive officer of a person or company that is itself an informed person or subsidiary of a reporting issuer;

(c)

any person or company who beneficially owns, directly or indirectly, voting securities of a reporting issuer or who exercises control or direction over voting securities of a reporting issuer or a combination of both carrying more than 10 percent of the voting rights attached to all outstanding voting securities of the reporting issuer other than voting securities held by the person or company as underwriter in the course of a distribution; and

(d)

a reporting issuer that has purchased, redeemed or otherwise acquired any of its securities, for so long as it holds any of its securities.

MANAGEMENT CONTRACTS

There are no management functions of the Company or its subsidiaries which are to any substantial degree performed by a person other than a director or executive officer of the Company or its subsidiaries.

AUDIT COMMITTEE

1.

The Audit Committee’s Charter

Multilateral Instrument 52-110 Audit Committees(“MI 52-110”) came into force on March 30, 2004 and became applicable to all issuers listed on the TSX Toronto Exchange by July 1, 2005.  The Company adopted an Audit Committee Charter effective May 31, 2005, a copy of which was attached to the Management Information Circular for the Company’s May 31, 2005 Annual and Special General Meeting.  A copy of the Information Circular relating to the aforesaid meeting with the Audit Committee Charter attached thereto as a schedule may be found on SEDAR at www.sedar.com.

MI 52-110, Audit Committees, of the Canadian Securities Administrators requires that every issuer disclose certain information concerning the constitution of its audit committee and its relationship with its independent auditor, as set forth below.

The Company’s audit committee is governed by an audit committee charter, the text of which is attached to the 2005 Management Information Circular as a schedule and available on SEDAR at www.sedar.com.

2.

Composition of the Audit Committee

The Company’s audit committee is comprised of three directors, as set forth below:

Chris Theodoropoulos

Leonard Harris

William Price

As defined in MI 52-110, Chris Theodoropoulos, Leonard Harris and William Price are “independent”.  The Company therefore meets the requirement of MI 52-110 that all audit committee members be independent.

All of the members of the audit committee are financially literate, meaning that he must be able to read and understand financial statements.

3.

Relevant Education and Experience

Leonard Harris - Mr. Harris is a professional engineer with Metallurgy diploma and 50 years experience in all aspects of mineral processing and mining operations world wide, including the construction of the Yanacocha gold mine in Peru.  Since 1995, Mr. Harris has been a consultant and director of several small cap mining companies including Glamis Gold, Solitario Resources, Alamos Minerals, Corriente Resources, Cardero Resources, Endeavour Silver Corp. and the Company.

Chris Theodoropoulos - Mr. Theodoropoulos is a Barrister and Solicitor and is Associate Counsel with Getz Prince Wells LLP.  Mr. Theodoropoulos is the President of Dominion Goldfields Corporation, a private investment and royalty firm.

William Price – Mr. Price has a wealth of experience and expertise in the financial world, having served as the Chairman, CEO and CIO of RCM Capital Management LLC and Global Chief Investment Officer of Allianz Global Investors AG.  Mr. Price was a research analyst in the 1960’s for well recognized firms in the US equity markets, taking on the additional responsibility of portfolio manager with Donaldson, Lufkin, Jenrette in 1970.  Starting in 1977, Mr. Price became an early partner in RCM Capital Management and ultimately led the Company as CEO.  RCM Capital Management had more than US$30 billion under management upon his retirement in 2003.

4.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied on the following exemptions:

(a)

the exemption in section 2.4. De Minimis Non-audit Services;,

(b)

the exemption in section 3.2 Initial Public Offerings;

(c)

the exemption in section 3.4 Events Outside Control of Member;

(d)

the exemption in section 3.5 Death, Disability or Resignation of Audit Committee Member; or

(e)

an exemption from Multilateral Instrument 52-110, Audit Committees, in whole or part granted under Section 8, Exemptions

5.

Reliance on the Exemption in Subsection 3.3(2) or Section 3.6

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in subsection 3.3(2), Controlled Companies, or section 3.6, Temporary Exemption for Limited and Exceptional Circumstances.

6.

Reliance on Section 3.8

At no time since the commencement of the Company’s most recently completed financial year, has the Company relied on the exemption in section 3.8, Acquisition of Financial Literacy.

7.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year, has a recommendation of the Committee to nominate or compensate an external auditor not been adopted by the Board or Directors.

8.

Pre-Approval Policies and Procedures

The audit committee has not adopted specific policies and procedures for the engagement of non-audit services.  Subject to the requirements of MI 52-110, the engagement of non-audit services is considered by the Company’s Board of Directors and, where applicable, by the audit committee, on a case-by-case basis.

9.

External Auditor Service Fees (By Category)

Set forth below are details of certain service fees paid to the Company’s external auditor in each of the last two fiscal years for audit services:

Financial Year End	Audit Fees(1)	Audit Related Fees(2)	Tax Fees(3)	All Other Fees(4)
December 31/2004	$50,000	Nil	Nil	Nil
December 31/2005	$50,000	Nil	Nil	Nil

(1)

The aggregate fees billed by the Company’s external auditor

(2)

The aggregate fees billed in each of the last two fiscal years for assurance and related services by the Company’s external auditor that are reasonably related to the performance of the audit or review of the Company’s financial statements and are not reported under “Audit Fees”.

(3)

The aggregate fees billed in each of the last two fiscal years for professional services rendered by the company’s external auditor for tax compliance, tax advice and tax planning.

(4)

The aggregate fees billed in each of the last two fiscal years for products and services provided by the Company’s external auditor, other than the services reported under clauses 1, 2 and 3 above.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

It is not known that any other matters will come before the Meeting other than as set forth above and in the Notice of Meeting accompanying this Information Circular, but if such should occur the persons named in the accompanying Form of Proxy intend to vote on them in accordance with their best judgement, exercising discretionary authority with respect to amendments or variations of matters identified in the Notice of Meeting and other matters which may properly come before the Meeting or any adjournment thereof.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company is required to report annually to its shareholders on its corporate governance practices and policies with reference to National Policy 58-201, Corporate Governance Guidelines (the “Policy”) and National Instrument 58-101, Disclosure of Corporate Governance Practices, as adopted by the Canadian Securities Administrators, and effective June 30, 2005.

The Board of Directors

Certain directors of the Company are presently directors of other issuers that are reporting issuers (or the equivalent) in any jurisdiction including foreign jurisdictions, as follows:

Director	Other Reporting Issuers
Bradford Cooke	PilaGold Inc.
Endeavour Silver Corp.
Radius Gold Inc.
Chris Theodoropoulos	Nova Technologies Corp.
Peer 1 Network Enterprises
Derek Bullock	Iamgold Corporation
Absolut Resources
Goldcrest Resources
Leonard Harris	Alamos Gold Inc.
Cardero Resource Corp.
Solitario Resources Corp
Corriente Resources Inc.
Sulliden Exploration Inc.
Endeavour Silver Corp.
IMA Exploration Inc.
Morgain Minerals Inc.
William Price	N/a

Board Mandate

The Board of Directors is responsible for supervising management in carrying on the business and affairs of the Company.  Directors are required to act and exercise their powers with reasonable prudence in the best interests of the Company.  The Board agrees with and confirms its responsibility for overseeing management's performance in the following particular areas:

•

the strategic planning process of the Company;

•

identification and management of the principal risks associates with the business of the Company;

•

planning for succession of management;

•

the Company's policies regarding communications with its shareholders and others; and

•

the integrity of the internal controls and management information systems of the Company.

In carrying out its mandate, the Board relies primarily on management to provide it with regular detailed reports on the operations of the Company and its financial position.  The Board reviews and assesses these reports and other information provided to it at meetings of the full Board and of its committees.  The Chairman and CEO is a member of the Board, giving the Board direct access to information in his areas of responsibility.  Other management personnel regularly attend Board meetings to provide information and answer questions.  Directors also consult from time to time with management and have, on occasion, visited the properties of the Company.  The reports and information provided to the Board include details concerning the monitoring and management of the risks associated with the Company's activities, such as compliance with safety standards and legal requirements, environmental issues and the financial position and liquidity of the Company.  At least annually, the Board reviews management's report on its business and strategic plan and any changes with respect to risk management and succession planning.

Position Descriptions

The Board of directors has not developed written position descriptions for the Chairman, the chairman of any Board committees, the Chief Executive Officer, the President or the Chief Financial Officer.  The Board is of the view that given the size of the Company, the relatively frequent discussions between Board members, the CEO, the President and the CFO and the experience of the individual members of the Board, the responsibilities of such individuals are known and understood without position descriptions being reduced to writing.  The Board will evaluate this position from time to time, and if written position descriptions appear to be justified, they will be prepared.

Orientation and Continuing Education

The Board does not have a formal policy relating to the orientation of new directors and continuing education for directors.  The appointment of a new director is a relatively infrequent event in the Company’s affairs, and each situation is addressed on its merits on a case-by-case basis.  The Company has a relatively restricted scope of operations, and most candidates for Board positions will likely have past experience in the mining business; they will likely be familiar therefore with the operations of a resource company of the size and complexity of the Company.  The Board, with the assistance of counsel, keeps itself apprised of changes in the duties and responsibilities of directors and deals with material changes of those duties and responsibilities as and when the circumstances warrant.  The Board will evaluate these positions, and if changes appear to be justified, formal policies will be developed and followed.

Ethical Business Conduct

The Company has adopted a whistle blower policy, which is set out in its Charter of the Audit Committee which is available for viewing on SEDAR as a schedule to the Company’s 2005 Management Information Circular.

Nomination of Directors

The Board has neither a formal policy for identifying new candidates for Board nomination nor a permanent nominating committee.  If and when the Board determines that its size should be increased or if a director needs to be replaced, a nomination committee comprised entirely of independent directors will be struck.  The terms of reference of such a committee will be determined when it is created, but are expected to include the determination of the independence of the candidate, his or her experience in the mining business and compatibility with the other directors.

Compensation

Taking into account the Company’s present status as an exploration-stage enterprise, the Board of Directors reviews the adequacy and form of compensation provided to Directors on a periodic basis to ensure that the compensation is commensurate with the responsibilities and risks undertaken by an effective director.

Other Board Committees

At present, the Board has established an Audit Committee (as discussed elsewhere herein).  The Board of Directors is of the view that the decision to not set up various committees such as a Nominating, Human Resources, Governance, or Compensation Committee is appropriate having regard to cost and time issues and the size of the Company.

Assessments

The Board has no formal process for the assessment of the effectiveness and contribution of the individual directors.  Each director has extensive public company experience and is familiar with what is required of him.  Frequency of attendance at Board and committee meetings and the quality of participation in such meetings are two of the criteria by which the performance of a director will be assessed.

BOARD APPROVAL

The contents of this Information Circular, including the schedules thereto, and the sending thereof to shareholders entitled to receive notice of the Meeting, to each director, to the auditors of the Company and to the appropriate governmental agencies, have been approved in substance by the directors of the Company pursuant to resolutions passed as of May 25, 2006.

CERTIFICATE

BY ORDER OF THE BOARD

CANARC RESOURCE CORP.

“Bradford J. Cooke”

Bradford J. Cooke, Chairman

Schedule "A" to the Information Circular of

CANARC RESOURCE CORP. (the "Company")

STATEMENT OF EXECUTIVE COMPENSATION

For the purposes of this Information Circular:

(a)

"Chief Executive Officer” or “CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

(b)

"Chief Financial Officer" or “CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year;

(c)

“long-term incentive plan” or “LTIP” means a plan providing compensation intended to motivate performance over a period greater than one financial year.  LTIPs do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale;

(d)

“measurement period” means the period beginning at the “measurement point” which is established by the market close on the last trading day before the beginning of the Company’s fifth preceding financial year, through and including the end of the company’s most recently completed financial year.  If the class or series of securities has been publicly traded for a shorter period of time, the period covered by the comparison may correspond to that time period;

(e)

"Named Executive Officers" or “NEOs” means the following individuals:

(i)

each CEO;

(ii)

each CFO;

(iii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

(iv)

any additional individuals for whom disclosure would have been provided under (iii) but for the fact that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year end.

(f)

“normal retirement age” means normal retirement age as defined in a pension plan or, if not defined, the earliest time at which a plan participant may retire without any benefit reduction due to age;

(g)

“options” includes all options, share purchase warrants and rights granted by a company or its subsidiaries as compensation for employment services or office.  An extension of an option or replacement grant is a grant of a new option.  Also, options includes any grants made to an NEO by a third party or a non-subsidiary affiliate of the Company in respect of services to the Company or a subsidiary of the Company.

(h)

“plan” includes, but is not limited to, any arrangement, whether or not set forth in any formal document and whether or not applicable to only one individual, under which cash, securities, options, SARs, phantom stock, warrants, convertible securities, shares or units that are subject to restriction on resale, performance units and performance shares, or similar instruments may be received or purchased.  It excludes the Canada Pension Plan, similar government plans and group life, health, hospitalization, medical reimbursement and relocation plans that are available generally to all salaried employees (for example, does not discriminate in scope, terms or operation in favour of executive officers or directors);

(i)

“replacement grant” means the grant of an option or SAR reasonably related to any prior or potential cancellation of an option or SAR;

(j)

“repricing” of an option or SAR means the adjustment or amendment of the exercise of base price of a previously awarded option or SAR.  Any repricing occurring through the operation of a formula or mechanism in, or applicable to, the previously awarded option or SAR equally affecting all holders of the class of securities underlying the option or SAR is excluded; and

(k)

“stock appreciation right” or “SAR” means a right, granted by the Company or any of its subsidiaries as compensation for employment services or office to receive cash or an issue or transfer of securities based wholly or in part on changes in the trading price of public traded securities.

Executive Compensation

During the fiscal year ended December 31, 2005, the Company had two Named Executive Officers (for the purposes of applicable securities legislation), namely Bradford J. Cooke, the Chief Executive Officer and former President of the Company, and Philip Yee, Chief Financial Officer.

The following table sets forth, for the periods indicated, the compensation of the Named Executive Officers.

		Annual Compensation			Long Term Compensation
					Awards		Payouts
NEO Name and Principal Position	Year (1)	Salary ($)	Bonus ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs granted (#)(a)(2)	Shares or Units subject to Resale Restrictions ($)	LTIP payouts ($)	All Other Compen- sation ($)(3)
Bradford J. Cooke, Chairman and CEO	2005 2004 2003	61,779 180,000 60,000	0 0 30,000(4)	8,000 8,000 60,000(6)	300,000 200,000 500,000	Nil Nil Nil	Nil Nil Nil	0 0 0
Philip Yee, CFO	2005 2004 2003	26,697 37,721 39,000	0 0 0	0 0 9,750(5)	150,000 50,000 150,000	NIl Nil Nil	Nil Nil Nil	0 0 0

Notes:

(1)

January 1 to December 31.

(2)

An Incentive Stock Option Plan was created by the Company in June 1993 and revised in October 1994, May 1996 and May 1998, June 2000 and May 2005.  Employees of the Company are eligible for stock options and share appreciation rights (SAR’s) at the sole discretion of the Board of Directors.  The Company does not currently have a pension plan.

(3)

Including, but not limited to, amount paid, payable or accrued upon resignation, retirement or other termination of employment or change in control and insurance premiums with respect to term life insurance.

(4)

Accrued for 2003

(5)

Consulting fees paid.

Option and Share Appreciation Rights (SAR’s)

The following table sets forth details of incentive stock options granted to each of the Named Executive Officers during the most recently completed financial year (January 1, 2005 to December 31, 2005) (the "Financial Period"):

NEO Name	Securities under Options/SARs granted (#)	Percent of Total Options/SARs granted to Employees in Financial Period(1)	Exercise or Base Price ($/Security)	Market Value of Securities underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Bradford J. Cooke	300,000	12.6%	$0.35	$0.35	June 30, 2010
Philip Yee	150,000	6.3%	$0.35	$0.35	June 30, 2010

(1)

Reflected as a percentage of the total number of options granted to purchase common shares (2,395,000) during the Financial Period.

No incentive stock options were exercised by the Named Executive Officers during the Financial Period.

Defined Benefit or Actuarial Plan Disclosure

The Company and its subsidiaries do not have any pension plan arrangements in place.

Termination of Employment, Change in Responsibilities and Employment Contracts

During the fiscal period ending December 31, 2001, the Board entered into an employment agreement with the Company’s Chief Executive Officer. The employment agreement also provides certain severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control where the executive officer does not continue in the employ of the Company.  The Chief Executive Officer is entitled to receive, as severance compensation, the equivalent of three years’ salary.

Subsequent to the fiscal period ending December 31, 2005, the Company entered into an employment agreement with the Company’s President, effective January 1, 2006.  The employment agreement has a term of one year and expires December 31, 2006 and is renewable by the mutual written consent of both the Company and the executive officer.  If either the Company or the executive officer does not wish to renew the Agreement, that party shall notify the other party in writing no later than November 30, 2006.  There is no provision in the employment agreement for severance benefits to the executive officer in the event of termination of the agreement or in the case of a change of control.  The employment agreement provides for the assignment of the agreement to any successor corporation of the Company and would be binding upon such successor corporation.

Composition of Compensation Committee

The Company’s executive compensation program is administered by the board of directors (the “Board”).

Report on Executive Compensation

Compensation for each of the named executive officers, as well as for executive officers as a whole, consists of a base salary, along with annual incentive compensation in the form of an annual bonus, and a longer-term incentive in the form of stock options.  As an executive officer’s level of responsibility increases, a greater percentage of total compensation is based on performance (as opposed to base salary and standard employee benefits) and the mix of total compensation shifts towards stock options, thereby increasing the mutuality of interest between executive officers and shareholders.

The Board meets as required, but at least quarterly.  The Board reviews management compensation policies and benefits, monitors management succession planning and conducts an annual review of the overall condition and quality of the Company's human resources.  In addition, the Committee has the specific mandate to review and approve executive compensation.  In carrying out this mandate, the Committee assesses on an annual basis the performance of the Chief Executive Officer against established objectives and reviews performance reports submitted for other executive officers.

Base Salary

The Board approves ranges for base salaries for employees at all levels of the Company based on reviews of market data from peer groups and industry in general.  The level of base salary for each employee within a specified range is determined by the level of past performance, as well as by the level of responsibility and the importance of the position to the Company.

The Company’s Chief Executive Officer prepares recommendations for the Board with respect to the base salary to be paid to the CEO and other senior executive officers.  The CEO’s recommendations for base salaries for the senior executive officers, including the CEO, the President and the Chief Financial Officer, are then submitted for approval by the Board.

Bonus

The Board annually evaluates performance and may allocates an amount for payment of bonuses to executive officers and senior management.  The aggregate amount for bonuses to be paid will vary with the degree to which targeted corporate performance was achieved for the year.  The individual performance factor allows the Company effectively to recognize and reward those individuals whose efforts have assisted the Company to attain its corporate performance objective.

The CEO prepares recommendations for the Board with respect to any bonuses to be paid to the executive officers and to senior management.

Stock Options

Directors’ and Officers’ Liability Insurance

Shareholder Return Performance Graph

The charts below compare the yearly percentage change in the cumulative total shareholder return on the Company’s common shares against the cumulative total shareholder return of the Toronto Stock Exchange 300 Total Return Index for the period commencing December 31, 2000 and ending December 31, 2005.

Chart 1 Comparison of Total Shareholder Return on Common Shares

of the Company and the Toronto Stock Exchange Indice

 (based on Canadian Funds)

The graphs assume that the initial value of the investment on the stock exchange in the Company’s common shares and in the indice was $100 on the initial date.

Compensation of Directors

During the Financial Period, compensation was paid by the Company to the directors of the Board for Board participation. A Directors’ Compensation Plan was put into place August 14, 2004 and includes paying the Directors $2,000 per financial quarter.  As well, a yearly salary and a bonus was paid by the Company to the Chief Executive Officer and a salary was paid to the Chief Financial Officer.

The Company has no pension plan or other arrangement for non-cash compensation to the Other Directors, except incentive stock options.  During the Financial Period:

1.

the Directors were granted incentive stock options to purchase common shares of the Company exercisable for a term of five years from the date of grant as follows:

(a)

on June 30, 2005, an aggregate of 1,100,000 common shares at $0.35 per share were granted to directors.

2.

the Other Directors, as a group, exercised incentive stock options to purchase common shares of the Company as follows:

Securities Acquired on Exercise (1)	Aggregate Net Value Realized(2)
200,000 Common Shares	$80,000

(1)

This figure includes all options exercised for shares and all options cancelled in exchange for SAR shares.

(2)

"Aggregate Value Realized" means the excess of the market value (as determined under the Plan) at exercise over the exercise price at the date of exercise.

The exercise price of the foregoing options was not lower than the market price of the Company’s shares on the Exchange at the time of grant, in accordance with the policies of the TSX Toronto Stock Exchange and the Plan.  The terms of the option agreements provide that the options will terminate on the day after the optionee ceases to be a director of the Company, except by reason of his death, in which case his personal representative may exercise the options within one year following the date of death or the expiry date, whichever occurs first.

Schedule “B” to the Information Circular of

Canarc Resource Corp. (the "Company")

EMPLOYEE INCENTIVE STOCK OPTION PLAN

(For approval by the shareholders of the Company at the Annual General Meeting to be held on June 29, 2006)

11,696,450 Share Options

1.

Purpose

1.01

The purpose of the Incentive Stock Option Plan (the “Plan”) is to promote the profitability and growth of CANARC RESOURCE CORP. (the “Company”) or a subsidiary thereof by facilitating the efforts of the Company and its subsidiaries to obtain and retain key individuals.  The Plan provides an incentive for and encourages ownership of the Company's shares by its key individuals so that they may increase their stake in the Company and benefit from increases in the value of the Company's shares.

1.02

The term "subsidiaries" for the purpose of the Plan will include New Polaris Gold Mines Ltd., Canarc (Barbados) Mining Ltd., Canarc Suriname (Barbados) Ltd. and Aztec Metals Corp. which definition may be varied by the Committee to conform with the changing interests of the Company.

2.

Administration

2.01

The Plan will be administered by a committee (the “Committee”) of the Company's Board of Directors (the “Board”).

2.02

The Committee will be authorized, subject to the provisions of the Plan, to adopt such rules and regulations as it deems consistent with the Plan's provisions and, in its sole discretion, to designate options (“Options”) to purchase shares of the Company pursuant to the Plan.  The Committee may authorize one or more individuals of the Company to execute, deliver and receive documents on behalf of the Committee.

3.

Eligibility

3.01

Each person (an “Optionee”) who is a “Consultant”, a “Director”, an “Employee” or a “Executive Officer” in relation to the Company (as those terms are defined in National Instrument 45-106 or as may be acceptable pursuant to the policies of the Toronto Stock Exchange (the “TSE”)) is eligible to be granted one or more Options.

3.02

The Company represents that it will only grant Options to Optionees who are bona fide Directors, Employees, Consultants or Executive Officers, as the case may be.

3.03

Nothing in the Plan or in any Option shall confer any right on any individual to continue in the employ of or association with the Company or its subsidiaries or will interfere in any way with the right of the Company or subsidiaries to terminate at any time the employment of a person who is an Optionee.

3.04

The Committee may from time to time at its discretion, subject to the provisions of the Plan, determine those eligible individuals to whom Options will be granted, the number of Shares subject to such Options, the dates on which such Options are to be granted and the term of such Options.

3.05

The Committee may, at its discretion, with respect to any Option, impose additional terms and conditions which are more restrictive on the Optionee than those provided for in the Plan.

4.

General Provisions

4.01

The shares to be optioned under the Plan will be authorized but unissued Common Shares without par value (“Shares”) of the Company.

4.02

At no time will more than 11,696,450 Shares (inclusive of any options outstanding at the time of implementation of the Plan) be under option pursuant to the Plan.

4.03

Shares subject to but not issued or delivered under an Option which expires or terminates shall again be available for option under the Plan.

4.04

The number of Shares under option to any one individual in any 12-month period shall not exceed 5% of the issued and outstanding common share capital of the Company, as calculated on the date that the Option is granted (subject to s.12).

4.05

Each Option will be evidenced by:

(a)

a written agreement between, and executed by, the Company and the individual containing terms and conditions established by the Committee with respect to such Option and which will be consistent with the provisions of the Plan; or

(b)

a certificate executed by the Company and delivered to the Optionee setting out the material terms of the Option, with a copy of this Plan attached thereto.

4.06

An Option may not be assigned or transferred.  During the lifetime of an Optionee, the Option may be exercised only by the Optionee.

5.

Term of Option

5.01

The maximum term of any Option will be 10 years.

5.02

An Option granted to a person who is a Director, Employee, Consultant or Executive Officer shall normally terminate no longer than 30 days after such person ceases to be in at least one of those categories.  However, the Committee may also set termination periods as they deem appropriate, subject to all applicable laws and stock TSE policies.  Any Option or portions of Options of terminated individuals not so exercised will terminate and will again be available for future Options under the Plan.  A change of employment will not be considered a termination so long as the Optionee continues to be employed by the Company or its subsidiaries.

5.03

The Company shall be under no obligation to give an Optionee notice of termination of an Option.

5.04

A change of employment or ceasing to be a Director or Executive Officer shall not be considered a termination so long as the Optionee continues to be a Consultant or employed by or appointed as a Director or Executive Officer of the Company or its subsidiaries, if any.

6.

Option Price

6.01

The price per Share at which Shares may be purchased upon the exercise of an Option (the “Option Price”) will not be lower than the last recorded sale of a board lot of Shares on the TSE during the trading day immediately preceding the date of granting of the Option or, if there was no such sale, the high/low trading price on the TSE for the Shares for the five trading days immediately preceding the date on which the Option is granted (the “Market Price”).

6.02

The Option Price must be paid in full at the time of exercise of the Option and no Shares will be issued and delivered until full payment is made.

6.03

An Optionee will not be deemed the holder of any Shares subject to his Option until the Shares are delivered to him.

7.

Share Appreciation Right

8.

Death

8.01

Notwithstanding any other provision of this Plan, if any Optionee shall die holding an Option which has not been fully exercised, his personal representative, heirs or legatees may, at any time within 60 days of grant of probate of the will, or letters of administration of the estate of the decedent, or within one year after the date of such death, whichever is the lesser time (notwithstanding the normal expiry date of the Option) exercise the Option with respect to the unexercised balance of the Shares subject to the Option.

9.

Changes in Shares

10.

Cancellation of Options

10.01

The Committee may, with the consent of the Optionee, cancel an existing Option, in accordance with the policies of the TSE.

11.

Amendment or Discontinuance

11.01

The Board may alter, suspend or discontinue the Plan, but may not, without the approval of the shareholders of the Company, make any alteration which would:

(a)

increase the aggregate number of Shares subject to Option under the Plan except as provided in Section 9; or

(b)

decrease the Option Price for insiders except as provided in Section 12.  Notwithstanding the foregoing, the terms of an existing Option may not be altered, suspended or discontinued without the consent in writing of the Optionee.

12.

Shareholder Approval Requirements

12.01

The approval of the disinterested shareholders of the Company must be obtained before the number of shares under option to Insiders within any 12-month period may exceed 10% of the outstanding common share capital of the Company.

12.02

The approval of the disinterested shareholders of the Company must be obtained before the number of Common shares reserved for issuance pursuant to Options granted to Insiders may exceed, at any one time, 10% of the outstanding common share capital of the Company.

a.4

13.

Interpretation

13.01

The Plan will be construed according to the laws of the Province of British Columbia.

14.

Liability

14.01

No member of the Committee or any director, officer or employee of the Company will be personally liable for any act taken or omitted in good faith in connection with the Plan.

15.

Vesting

15.01

The Committee may determine a periodic vesting schedule as it determines.  .

16.01

If a bona fide offer (an "Offer") for Shares is made to the Optionee or to shareholders of the Company generally or to a class of shareholders which includes the Optionee, which Offer, if accepted in whole or in part, would result in the offeror becoming a control person of the Company, within the meaning given to "control person" in the Securities Act (British Columbia), the Company will, immediately upon receipt of notice of the Offer, notify each Optionee of full particulars of the Offer, whereupon all Shares subject to such Option will become vested and the Option may be exercised in whole or in part by the Optionee so as to permit the Optionee to tender the Shares received upon such exercise, pursuant to the Offer. However, if:

(a)

the Offer is not completed within the time specified therein; or

(b)

all of the Shares tendered by the Optionee pursuant to the Offer are not taken up or paid for by the offeror in respect thereof,

17.

Acceleration of Expiry Date

18.

Effect of a Change of Control

18.01

If a Change of Control, as hereinafter defined, occurs, all Shares subject to each outstanding Option will become vested, whereupon such Option may be exercised in whole or in part by the Optionee.

18.02

“Change of Control” means the acquisition by any person, or by any person and a Joint Actor, whether directly or indirectly, of voting securities as defined in the Securities Act (British Columbia) of the Company, which, when added to all other voting securities of the Company at the time held by such person or by such person and a Joint Actor, totals for the first time not less than 50% of the outstanding voting securities of the Company or the votes attached to those securities are sufficient, if exercised, to elect a majority of the Board of Directors of the Company.  "Joint Actor" means a person acting "jointly or in concert with" another person as that phrase is interpreted in Section 96 of the Securities Act (British Columbia).

19.

TSE Policy Applies

20.

Cancellation and Re-granting of Options

20.01

The Committee may, with the consent of the Optionee, cancel an existing Option, and re-grant the Option at an Option Price determined in the same manner as provided in Section 6 hereof, subject to the prior approval of the TSE.

21.

Retirement

21.01

Notwithstanding any other provision of the Plan, if any Optionee shall retire, or terminate his employment with the consent of the Board under circumstances equating retirement, while holding an Option which has not been fully exercised, such Optionee may exercise the Option at any time during the unexpired term of the Option.

2

Financial Statement Request Form

In accordance with the rules of National Instrument 51-102 Continuous Disclosure Obligations, effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer’s annual financial statements and Management Discussion & Analysis (“MD & A”), the interim financial statements and MD & A, or both.  Please complete the form below if you wish to receive the statement(s) this year.

You will not automatically receive copies of the financial statements unless this card is completed and returned to Computershare Trust Company of Canada, 3rd floor, 510 Burrard Street, Vancouver, B.C. V6C 3B9.  Copies of all previously issued annual and quarterly financial statements and related MD & A are available to the public on the SEDAR website at www.sedar.com.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company’s Mailing List in respect of its quarterly and/or annual financial statements and MD & A for the ensuing financial year.

CANARC RESOURCE CORP.

Please select one or both of the following options:

Annual Financial Statements & MD&A	Yes	No
Quarterly Financial Statements & MD&A	Yes	No

Name:

Address:

City/Prov/State/ Postal Code:

Preferred Method of Communication:	Email:	or Mail:

Signature:

Date:

Email Address: